Mara Ransom

Industry Office Chief

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

November 14, 2023

Re:	Legion M Entertainment, Inc. Post Qualification Amendment to Offering Statement on Form 1-A Filed October 11, 2023 File No. 024-11966

Dear Ms. Ransom,

Thank you for your comment dated November 7, 2023 regarding the Post-Qualification Amendment to the Offering Statement on Form 1-A of Legion M Entertainment, Inc. filed on October 11, 2023 (the “Company”). The Company appreciates the opportunity to respond to your comment, which it has set out below together with its response.

Post-Qualification Amendment to the Offering Statement on Form 1-A

Consolidated Financial Statements

Unaudited Statements of Cash Flows, page F-6

1.	Your record investments in productions as an investment activity. Please tell us your basis in GAAP for doing so. Refer to ASC 926-230-45-1.

The Company has updated the information on pages F-6, F-9, F-28 and F-31.

Thank you again for the opportunity to respond to your questions to the Post-Qualification Amendment to the Offering Statement on Form 1-A of the Company. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow
Partner
CrowdCheck Law, LLP

Cc:	Paul Scanlan, CEO, Legion M Entertainment, Inc.

Abe Friedman, Securities and Exchange Commission

Rufus Decker, Securities and Exchange Commission

Alyssa Wall, Securities and Exchange Commission

Donald Field, Securities and Exchange Commission